Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental have mailed the joint proxy statement/prospectus to their respective security holders.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the joint proxy statement/prospectus related to the proposed transaction.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the joint proxy statement/prospectus related to the proposed transaction.  These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following message from Glenn Tilton, UAL’s Chairman, President and CEO, was distributed to employees on August 27, 2010.

Dear fellow employee,

Today our company took an important step forward toward the completion of our proposed merger with Continental Airlines. The Antitrust Division of the United States Department of Justice (DOJ) has completed their review and determined that they have no objections to our merger.

As part of the review, United and Continental have agreed to the transfer of slots and related assets to Southwest, including 18 pairs of takeoff and landing slots at Newark. As you know, we vigorously compete with Southwest throughout our network. Since the slot pair transfer is expected to have minimal impact on our combined route network, we are not changing the previously announced synergy estimates.

We now progress to our next critical step: United and Continental have their respective shareholder votes to approve the merger scheduled for September 17.

We have delivered against our goals of improved and consistent performance. Year to date, United continues to lead our network peers in on-time performance and we are well positioned to close the merger with Continental, known for its customer service, and create the world’s leading airline.

This is certainly good news for our stockholders and our customers, and for our employees – as the combined company provides the opportunity to create a truly world-class company able to provide stability and career advancement for our people.

Let’s maintain the great progress and performance improvements that underpin today’s -- and our future -- success.

Please watch SkyNet for updated information.

Glenn